CocoNoirWine	Startup Costs		Oct-Dec'22 3mo		2023 Year 1		2024 Year 2		2025 Year 3		2026 Year 4		2027 Year 5
Total Revenue	$	-	$	310,995	$	1,139,197	$	2,026,318	$	3,047,312	$	3,972,829	$	4,473,607
Wine Retail Shop & Bar			$	188,316	$	544,130	$	894,030	$	1,100,279	$	1,430,042	$	1,599,627
Retail Wine Shop+Food Delivery Orders			$	74,175	$	244,612	$	342,317	$	303,886	$	435,307	$	478,735
On-Premise Tasting Room & Restaurant			$	114,141	$	299,519	$	551,713	$	796,393	$	994,735	$	1,120,892
Online Revenue			$	37,900	$	358,748	$	745,029	$	1,426,024	$	1,875,077	$	2,112,884
Online Sales - Coco Noir Website			$	26,250	$	200,899	$	621,212	$	1,295,196	$	1,699,773	$	1,915,346
3rd Party Sales			$	11,650	$	157,849	$	123,818	$	130,828	$	175,304	$	197,537
Additional Revenue Channels			$	84,779	$	236,318	$	387,259	$	521,008	$	667,710	$	761,096
Wine Club			$	1,200	$	32,950	$	103,482	$	212,834	$	342,599	$	434,498
Events			$	83,579	$	199,292	$	276,705	$	299,134	$	313,650	$	313,650
Technology Subscriptions			$	-	$	4,076	$	7,072	$	9,041	$	11,461	$	12,947
Start Up Costs	$	310,335												
Total Cost of Goods Sold (COGS)			$	133,113	$	595,469	$	1,099,217	$	1,807,553	$	2,310,795	$	2,607,244
Gross Margin (GM)			$	177,882	$	543,728	$	927,101	$	1,239,759	$	1,662,034	$	1,866,363
Gross Margin %				57.2%		47.7%		45.8%		40.7%		41.8%		41.7%
Operating Expenses			$	219,302	$	484,520	$	535,177	$	559,114	$	554,237	$	574,420
Operating Income			$	(41,420)	$	59,208	$	391,924	$	680,645	$	1,107,797	$	1,291,943
Operating Margin %				-13.3%		5.2%		19.3%		22.3%		27.9%		28.9%
Other Income & Expenses			$	-	$	-	$	81,053	$	125,608	$	158,913	$	178,944
Wefunder Revenue Payment			$	-	$	-	$	81,053	$	125,608	$	158,913	$	178,944
Income Before Tax			$	(41,420)	$	59,208	$	310,871	$	555,037	$	948,884	$	1,112,999
Income Tax (at 8.84%)			$	-	$	-	$	93,261	$	166,511	$	284,665	$	333,900
Net Income			$	(41,420)	$	59,208	$	404,132	$	721,548	$	1,233,549	$	1,446,899
Profit Margin %				-13.3%		5.2%		19.9%		23.7%		31.0%		32.3%

The projections mentioned above are forward-looking and cannot be guaranteed.